THOMAS E. BISSET

DIRECT LINE: 202.383.0118

E-mail: thomas.bisset@sutherland.com

October 15, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	American Family Variable Account I Pre-Effective Amendment No. 1 to Registration Statement on Form N-6
File Nos. 333-147408; 811-10097

Commissioners:

On behalf of American Family Life Insurance Company (the “Company”) and American Family Variable Account I (the “Account”), we are filing with the Securities and Exchange Commission (the “Commission”) this letter as correspondence to Pre-Effective Amendment No. 1 (the “Amendment”) to the Account’s registration statement on Form N-6 for certain variable universal life insurance policies (the “Policies”). The Amendment was filed with the Commission on September 18, 2008 and acceleration requests from the Company and the principal underwriter accompanied the filing.

The following paragraphs provide the Company’s response to oral comments on the Amendment received by counsel to the Company from Michael Kosoff, Esq. of the Commission staff on October 7, 2008. For the staff’s convenience, each of the staff’s comments is set forth in full below, and then the response follows.

1.	PROSPECTUS DISCLOSURE

Please disclose in the prospectus that the prospectus describes all material rights and obligations under the Policy.

Response: In response to the Commission staff comment, the Company has replaced the last sentence in the first paragraph on page one of the prospectus with the following:

This prospectus provides basic information that you should know before purchasing the Policy, including all material rights and obligations under the Policy.

Letter to U.S. Securities and Exchange Commission

October 15, 2008

2.	POLICY BENEFITS/RISK SUMMARY – Death Benefit (p. 4)

With regard to the “POLICY BENEFITS/RISK SUMMARY – Death Benefit” section of the prospectus, please add a cross-reference to the Policy Value Percentages in the “DEATH BENEFIT – Death Benefit Options” section of the prospectus.

Response: In response to the Commission staff comment, an appropriate cross-reference has been added to the Policy Value Percentages in the “DEATH BENEFIT – Death Benefit Options” section of the prospectus.

3.	DEATH BENEFIT – Death Benefit Options (pp. 21, 22)

For Option 1 death benefit, please clarify the circumstances under which the Company will reduce the death benefit proceeds payable by partial surrenders.

Response: The Company has revised the fourth paragraph under the “DEATH BENEFIT – Death Benefit Options” section of the prospectus to read as follows:

For Option 1 only, if the Insurance Proceeds payable are based upon the Specified Amount, the Insurance Proceeds will be reduced by the amount of any partial surrenders including any partial surrender charge and partial surrender processing fee charged within two years of the date of death of the Primary Insured. If the Insurance Proceeds payable under Option 1 are based upon Policy Value, the Insurance Proceeds payable will not be reduced by the amount of any partial surrenders occurring within two years of the date of death of the Primary Insured.

4.	SUPPLEMENTAL BENEFITS AND RIDERS – Accelerated Death Benefit Rider (p. 46)

Please disclose whether taking the death benefit early under the Accelerated Death Benefit Rider has the effect of decreasing the net amount of risk.

Response: In response to the Commission staff comment, the Company has added the following as a new paragraph after the eighth paragraph under the “SUPPLEMENTAL BENEFITS AND RIDERS – Accelerated Death Benefit Rider” section of the prospectus.

We treat the payment of the accelerated death benefit and accumulated interest thereon similar to a policy loan in so far as the accelerated death benefit and accumulated interest may be repaid in whole or in part while the Policy is in force. In addition, like a policy loan, the payment of the accelerated death benefit does not affect the Specified Amount or Policy Value, and therefore does not affect the net amount at risk under the Policy.

Letter to U.S. Securities and Exchange Commission

October 15, 2008

5.	REINSTATEMENT (p. 32)

Please disclose whether the reference to the “payment of policy loan interest” in the third enumerated item in the “CONTINUATION OF INSURANCE COVERAGE AND REINSTATEMENT – Reinstatement” section of the prospectus refers to interest due during the 61-day grace period, or does it refer to interest accrued since the date the Policy terminated.

Response: The Company has added the following to the end of the third item in the “CONTINUATION OF INSURANCE COVERAGE AND REINSTATEMENT – Reinstatement” section of the prospectus in response to the Commission staff comment.

Because policy loan interest is payable by an Owner in arrears for the prior Policy Year and is due on the Policy Anniversary, policy loan interest would only be due upon reinstatement if the Policy lapsed on a Policy Anniversary.

*            *            *

As counsel to the Company previously discussed with Mr. Kosoff of the Commission staff on October 7, 2008, the Company will include the disclosures noted above in the definitive prospectus filing that will be made under Rule 497 of the Securities Act of 1933. In that regard, we believe that the Company has responded to all Commission staff comments on the initial registration statement and the Amendment. We respectfully request that the staff review these materials as soon as possible. As noted above, requests for acceleration from the Company, on behalf of the Account, and the principal underwriter accompany the Amendment and request acceleration of the effective date of the Amendment to October 10, 2008 or as soon thereafter as is reasonably practicable.

If you have any questions regarding this letter or the Amendment, please contact the undersigned at (202) 383-0118. We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Thomas E. Bisset
Thomas E. Bisset

cc:	Michael Kosoff, Esq.

Rose Detmer, Esq.